CHINA FOOD AND BEVERAGE ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

March 10, 2010

Ryan C. Milne

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Food and Beverage Acquisition Corp. (the “Company”)

Item 4.01 Form 8-K

Filed February 25, 2010

File No. 000-53840

Dear Mr. Milne:

This letter is in response to the comments contained in the Staff’s letter to China Food and Beverage Acquisition Corp. (the “Company”), concerning the Company’s Form 8-K filed with the Securities and Exchange Commission on February 25, 2010  (the “Form 8-K”), and dated March 2, 2010 (the “Comment Letter”).

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

1.

We note that your auditors are located in New York, but your principal place of business is located in the People’s Republic of China (“PRC”). Please tell us how the audit of the operations in the PRC, including the associated assets and liabilities, will be conducted. Your response should include a discussion of the following:

•

Whether another auditor will be involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of U.S. GAAP and PCAOB Standards; and

•

Whether your U.S. auditor will perform all the required audit procedures within the United States or whether a portion of the audit will be conducted by your U.S. auditor within the PRC.

RESPONSE:

Although the Company’s principal place of business is in the PRC, the Company qualifies as a "shell company" as defined by SEC Rule 12b-2 under the Exchange Act because it has no assets and no operations. The Company’s business purpose is to pursue a business combination. Since inception the Company has completed minimal transactions solely related to the organization of the Company, obtaining initial financing and filing the Company’s Registration Statement on Form 10. As a result, there is no need for another auditor. Our U.S. auditor will perform all required audit procedures within the United States. All vouchers and supporting documents required for the audit have been forwarded directly to our auditor in the U.S.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Food and Beverage Acquisition Corp.

By: /s/ Chen Yi Quan

Chen Yi Quan

President